Exhibit 99.2

Notice Regarding the Sourcing of a Nistec Employee by Eltek

On March 22, 2016, the Company's Audit Committee and Board of Directors (the “Board”) approved the temporary retention of the services of an employee of the Company’s controlling shareholder, Nistec Ltd. (“Nistec”) in accordance with Section 1B(4) of the Israeli Companies Regulations (Relief in Transactions with Interested Parties), 5780-2000 (the “Regulations”).

Such Nistec employee shall support the Company’s customer service department, until May 31, 2016. The Company shall pay Nistec an amount of NIS 443 + VAT per each day of service provided.

Pursuant to the Regulations, the approval of the shareholders of the Company is not required for this transaction. In accordance with Section 1C of the Regulations, one shareholder or more holding at least one percent of the issued capital or voting rights in the Company may submit to the Company a written objection to the reliance on the Regulations, not later than fourteen days from the day this report was issued. If such an objection is submitted, the Company will be required to approve the transaction in accordance with the provisions of section 275 of the Israeli Companies Law, 5779-1999, which include the requirement for shareholders' approval.